Exhibit 99.1

Clearmind Medicine and SciSparc to Conduct Study Evaluating Combination Treatment for Obesity and Metabolic Syndrome

The treatment combines Clearmind’s MEAI, a novel proprietary psychedelic treatment for various addictions, and SciSparc’s Palmitoylethanolamide (PEA), the active ingredient of its proprietary CannAmide™

Tel Aviv, Israel / Vancouver, Canada, June 16, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that as part of the Company’s ongoing collaboration with SciSparc Ltd. (NASDAQ: SPRC) (“SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, it has entered into a research agreement with the Hebrew University of Jerusalem, to evaluate Clearmind’s and SciSparc’s combination treatment for obesity and metabolic syndrome.

Professor Joseph (Yossi) Tam, D.M.D., Ph.D., the Head of the Obesity and Metabolism Laboratory and the Director of the Multidisciplinary Center for Cannabinoid Research at the Hebrew University of Jerusalem, will lead the study using the proprietary combination of Clearmind’s MEAI and SciSparc’s PEA.

“We are excited to further investigate the effect of the combination of MEAI and PEA for treating obesity and metabolic syndrome. Previous pre-clinical studies performed with our proprietary MEAI showed a very positive effect in treating obesity. In this study we want to further investigate the synergistic effect between our MEAI and SciSparc’ s PEA,” said Clearmind’s Chief Executive Officer, Dr. Adi Zuloff-Shani. “The collaboration with SciSparc has already yielded numerous patent applications related to combination therapies for treating binge behaviors, cocaine addiction, depression and more.”

The upcoming study will evaluate the effect of the combination of MEAI and PEA on food intake, metabolic and activity profiles.

A previous pre-clinical study, conducted at the Hebrew University of Jerusalem, under the leadership of Prof. Tam, as part of a collaboration established with the university’s technology transfer company, Yissum, included multi-parameter metabolic assessments such as body weight, fat mass, glucose tolerance, insulin sensitivity, liver enzymes and fat accumulation, as well as food consumption patterns. The study included three groups of rodents: lean rodents that were fed a standard diet, obese rodents that were fed a high-fat diet, and obese rodents that were fed a high-fat diet along with MEAI treatment.

Results showed that the obese animals treated with MEAI demonstrated an increased energy expenditure, as well as better fat utilization and weight loss of 20%, while reducing their overall fat mass and preserving lean body mass. No effect on motivation and well-being was observed. Additionally, MEAI treatment yielded normalization of insulin levels, improved glucose tolerance, as well as reduced fat and triglyceride accumulation in the liver. These results were significantly better than those obtained in the high-fat, untreated group.

Furthermore, a significant reduction in sucrose preference was observed following administration of MEAI for two days, supporting the notion that it can dampen the hedonic value of rewarding stimuli. Thus, MEAI may be beneficial for the treatment of compulsive reward-seeking behavior or excessive consumption of sweet foods.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of fourteen patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

About SciSparc Ltd.

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focusses on the sale of hemp-based products on the Amazon.com marketplace.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses collaboration with SciSparc and its intent to further investigate the effect of the combination of MEAI and PEA for treating obesity and metabolic syndrome. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.